

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via Facsimile
Forbes I.J. Alexander
Chief Financial Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, FL 33716

> **Re:** **Jabil Circuit, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed October 21, 2010**
> **Form 10-Q for the Quarterly Period Ended November 30, 2010**
> **Filed January 7, 2011**
> **Form 8-K filed December 20, 2010**
> **File No. 001-14063**

Dear Mr. Alexander:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

1.   We note that the nearly $1 billion increase in inventory was due to "the ramp up of inventory levels to support new business wins, as well as raw material shortages due to a constrained materials environment which has caused material component lead times to be extended." In light of the risk of obsolescence, please tell us how you considered

disclosing the amount of excess inventory carried due to raw material component shortages.

2.   We note from disclosure on page 85 that your foreign subsidiaries have approximately $800 million of undistributed earnings which you intend to reinvest indefinitely. To the extent that cash held by your foreign subsidiaries is not available to fund domestic operations due to income tax consequences of repatriation, please tell us how you considered disclosing the amount of such cash. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page 73

3.   We note that you derive revenue from product sales as well as from aftermarket and design services. Please tell us how your presentation complies with Rule 5-03 of Regulation S-X. As part of your response, please quantify the amount of service revenue and related costs included in the net revenue line item for all periods presented.

Notes to Consolidated Financial Statements

Note 14. Loss on Disposal of Subsidiaries

b. French and Italian Subsidiaries, page 115

4.   We note from the February 21, 2011 news release posted on your website that you have reacquired the previously divested operations in France and Italy and that you expect to take a one-time charge of $25 million to $40 million. Please describe the significant terms of the repurchase including the consideration you will transfer and assets you will acquire. Please tell us more about the circumstances surrounding the original divestiture, the subsequent reacquisition and the nature of the one-time charge. Tell us what you have acquired (i.e. assets or a business) and tell us how you will account for the subsequent reacquisition. Refer to any authoritative guidance you relied up when determining your accounting. As part of your response, please tell us how you considered disclosing this information to investors on Form 8-K. In this regard, please specifically address whether the transaction entails a material acquisition or asset impairment.

Form 10-Q for the Quarterly Period Ended November 30, 2010

Note 8. Trade Accounts Receivable Securitization and Sale Programs

a. Asset-Backed Securitization Program, page 16

5.   We note that you continue to service the receivables sold in your asset-backed securitization program. Please tell us how you considered these servicing responsibilities when determining whether you have continuing involvement in the transferred receivables. Please see ASC 860-10-05-4 and ASC 860-10-40-4.

Form 8-K filed December 20, 2010

Exhibit 99.1

6.   We note your presentation of the non-GAAP measure "core return on invested capital." Please tell us how you considered disclosing the most directly comparable GAAP measure and a reconciliation from the GAAP to non-GAAP measure. See Regulation G and Item 10(e)(1)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief